[ZAPATA CORPORATION LOGO]


                                 April 30, 1996


Houlihan's Restaurant Group, Inc.
2 Brush Creek Boulevard
Kansas City, Missouri  64112

Attention:        Mr. William W. Moreton
                  Executive Vice President
                  and Chief Financial Officer

Gentlemen:

A special committee ("Special Committee") of the Board of Directors of Zapata Corporation, a Delaware corporation ("Zapata"), has developed and hereby submits to you for your consideration this revised letter of intent relating to Zapata's acquisition of 100% of the outstanding common stock of Houlihan's Restaurant Group, Inc. ("HOL") for a combination of cash and stock (the "Proposal"). Zapata suggests that the combination be effected through a merger of HOL into a wholly-owned subsidiary of Zapata. Subject to the cash election feature noted below, each outstanding share of common stock of HOL would be converted in the merger into $4.00 in cash, without interest, and $4.00 in market value of Zapata common stock. Shareholders that are not affiliated with Malcolm Glazer could elect, subject to proration as noted below, to receive 100% cash in the merger for their HOL shares. To the extent unaffiliated stockholders exercise their cash elections, (a) the number of shares of Zapata common stock issuable to such unaffiliated stockholders in the merger will decrease and the amount of cash payable to them will increase and (b) the number of shares of Zapata common stock issuable to Malcolm Glazer and his affiliates in the merger will increase and the amount of cash payable to them will decrease. In the event that the unaffiliated stockholders as a group exercise elections to receive such an amount of cash in the merger that the aggregate ownership of Zapata common stock by Malcolm Glazer and his affiliates after the merger would exceed 49.9% of Zapata's then outstanding common stock, the cash elections of the unaffiliated stockholders would be reduced pro rata to assure that the foregoing 49.9% ownership threshold is not exceeded.

The market value of the shares of Zapata common stock issuable in the merger will be based upon the average of the closing prices for such stock on the New York Stock Exchange for a specified number of trading days prior to the effective date of the merger to be negotiated.

The transaction will be effected pursuant to a definitive merger agreement that will be generally on the terms of the draft merger agreement that we heretofore delivered to you, with such changes therein as may be negotiated by the Special Committee and the special committee of the board of directors of HOL. Zapata is the Parent referred to in that agreement, and HOL is the


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Houlihan's Restaurant Group, Inc.
April 30, 1996
Page 2

Company referred to therein. Attached hereto as Exhibit A is a suggested draft form of joint press release relating to the Proposal.

The matters referred to herein constitute an expression of our mutual intention only and do not constitute a binding agreement between us with respect to the Proposal. Any such agreement would only arise as a result of the negotiation, execution and delivery of a written definitive agreement, whether in the form previously submitted to you or otherwise, having terms and conditions satisfactory to each of us. Neither of us may bring any claim or action against the other as a result of the failure to agree on or enter into any definitive agreement as contemplated herein. Nothing in this letter, however, shall affect the enforceability of the Confidentiality Agreement dated December 1, 1995 between Zapata and HOL.

If this letter correctly reflects our understanding, please sign one original and return it to the undersigned, retaining the other in your files.

                                                     Very truly yours,

                                                     ZAPATA CORPORATION


                                                     By:   /s/ R.C. Lassiter
                                                         -----------------------
                                                     Name: R. C. Lassiter
                                                     Title: Chairman of Special
                                                     Committee
                                                     Facsimile (for notices):
                                                     713-940-6280


ACCEPTED AND AGREED TO
as of May 1, 1996

HOULIHAN'S RESTAURANT GROUP, INC.


By:   /s/ William W. Moreton
    --------------------------------
Name:  William W. Moreton
Title:  Executive Vice President/CFO
Facsimile (for notices) 816-561-2842

                                    EXHIBIT A

                        HOULIHAN'S RESTAURANT GROUP, INC.


From:    William W. Moreton, EVP/CFO                       FOR IMMEDIATE RELEASE
         Houlihan's Restaurant Group, Inc.
         816-756-2200


     May 1, 1996 (ZOS-NYSE)- - - Zapata Corporation ("Zapata") and Houlihan's Restaurant Group, Inc. ("Houlihan's") announced today that they have entered into a letter of intent relating to Zapata's proposed acquisition of Houlihan's for a combination of cash and stock amounting to $8.00 per share. In view of Malcolm I. Glazer's ownership of 35.2% of Zapata's 29.5 million outstanding shares of common stock and 73.3% of Houlihan's 10.0 million outstanding shares of common stock, the letter of intent was negotiated by representatives of special committees of the directors of both Zapata and Houlihan's who are not members of the Glazer family. The proposed transaction represents another step in Zapata's transformation into a food service company.

         Zapata and Houlihan's have proposed a merger of Houlihan's into a newly organized subsidiary of Zapata with each share of Houlihan's stock being converted into $4.00 in cash, without interest, and $4.00 in average market value of Zapata common stock for a specified number of trading days prior to the effective date of the merger. It is proposed that shareholders not affiliated with Malcolm Glazer would be afforded the opportunity to elect, subject to proration as noted below, to receive 100% cash in the merger for their Houlihan's shares. In the event that the unaffiliated stockholders as a group exercise elections to receive such an amount of cash in the merger that the aggregate ownership of Zapata common stock by Malcolm Glazer and his affiliates after the merger would exceed 49.9% of Zapata's then outstanding common stock, the cash elections of the unaffiliated stockholders will be reduced pro rata to assure that the foregoing 49.9% ownership threshold is not exceeded.

         Any transaction would be subject to the negotiation and execution of a definitive merger agreement and, among other things, approval of the transaction by the directors and stockholders of both companies, compliance with the Hart-Scott-Rodino Antitrust Improvements Act, registration of the Zapata shares issuable in the merger under the Securities Act of 1933 and receipt of consent from Houlihan's lending bank or the refinancing of Houlihan's outstanding bank debt. There can be no assurance that a transaction will be consummated or, if consummated, will be on the terms as proposed.

         Zapata also announced that Malcolm Glazer has entered into a standstill agreement with Zapata. Under the standstill agreement, Mr. Glazer has agreed on behalf of himself, his family and entities controlled by him not to increase his or their ownership of voting securities in Zapata above 49.9% on either an outstanding or fully diluted share basis, unless, among other things, such increase is approved by a majority of the directors on the Zapata board who are not members of the Glazer family or is in response to a tender offer or other proposal by others to acquire more than 14.9% of Zapata's voting securities.

         As long as the standstill agreement is in effect, Mr. Glazer will have a right of first purchase to maintain his proportionate ownership position in Zapata. Generally, Zapata will have the right to acquire any voting securities sought to be transferred by Mr. Glazer. Mr. Glazer will be permitted to sell voting securities free of Zapata's purchase option in a number of circumstances, including sales or transfers to a purchaser that agrees to be bound by the terms of the standstill agreement, pursuant to a public distribution, in response to a tender offer by an unaffiliated third party for at least 14.9% of Zapata's outstanding voting securities, in connection with certain corporation reorganizations or upon conversion, exchange or exercise of outstanding securities. As long as Mr. Glazer owns more than 9.9% of the voting securities of Zapata, Zapata has agreed generally not to solicit proposals for the acquisition of Zapata although it has reserved the right to respond to unsolicited proposals from others.

         Under the standstill agreement, any combinations between Zapata and other entities in which Mr. Glazer owns 15% or more of the voting equity, such as Houlihan's, must be negotiated and approved by a special committee of Zapata's directors. In the event of a proposed acquisition of a Glazer controlled entity, Mr. Glazer has agreed to grant the special committee evaluating such acquisition an irrevocable proxy to vote all of Mr. Glazer's Zapata shares in such manner as the committee in its sole discretion determines.

         The standstill agreement terminates upon, among other events, the first to occur of eighteen months after Zapata's acquisition of Houlihan's, Zapata's announcement that it does not intend to acquire Houlihan's, the acquisition by another of securities representing 20% of the voting power attributable to Zapata's outstanding capital stock, a breach of the terms of the standstill agreement by Zapata or Mr. Glazer's acquisition of more than 50% of Zapata's outstanding voting securities in accordance with terms of the agreement. In the event that Zapata announces its intention to acquire another Glazer controlled entity prior to the expiration of the standstill agreement, the termination date of the standstill agreement will be automatically extended until the first to occur of eighteen months after the acquisition of such entity or Zapata's announcement that it does not intend to acquire such entity.

         Houlihan's Restaurant Group, Inc. (OTC Bulletin: HOUL) and its wholly-owned subsidiary, Houlihan's Restaurants, Inc. and its subsidiaries operate full service, casual dining restaurants in 23 states. At May 1, 1996 it operates 99 restaurants, including 61 Houlihan's, 28 Darryl's, four upscale Seafood Grills and six Specialty Restaurants comprised of four dinnerhouses, one upscale steakhouse, and the Buena Vista Cafe. At that date, the Company also franchises 22 Houlihan's restaurants in ten states and the Commonwealth of Puerto Rico.